SEC 17008318

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SEC
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MAR 0 1 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thales Capital Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue - 4th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim O'Shea 312-854-2685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Timothy S. O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thales Capital Partners LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/FINOP

Title

Notary Public

DANIEL S DESIMON
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 16, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thales Capital Partners LLC

Financial Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 4

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Thales Capital Partners LLC

We have audited the accompanying statement of financial condition of Thales Capital Partners, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Thales Capital Partners LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 28, 2017

Thales Capital Partners LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	214,585
Placement fees receivable		12,195
Total assets	$	226,780
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	152,334
Total liabilities		152,334
Member's equity		74,446
Total liabilities and member's equity	$	226,780

See Notes to Statement of Financial Condition.

Note 1 Nature of Organization and Significant Accounting Policies

Nature of organization: Thales Capital Partners LLC (the Company) is a Delaware Limited Liability Company formed on February 29, 2012 by Thales Associates LLC (the Member), as its sole member, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and as an independent Introducing Broker with the Commodity Futures Trading Commission (CFTC). The Company is a member the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA) and is also approved as a swap firm. The Company earns commissions and fees for introducing customer orders and placement of individuals and entities into managed accounts or funds.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirement of Paragraph (k)(2)(i) provides that the Company engage in business as a private placement finder and referrals of customers looking for full service clearing arrangements.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Recently Issued Accounting Policy: On May 28, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, with an effective date for annual reporting periods beginning after December 15, 2017 (including interim periods within that reporting period) for public business entities. Management is currently evaluating the impact this ASU will have on the Company's financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* (*Topic 843*) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing agreements. Under ASU 2016-02, a lessee will recognize on the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's financial statements.

Cash and cash equivalents: The Company considers interest bearing accounts with a maturity of 3 months or less to be cash equivalents.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's primary source of revenue is commissions and placement fees derived from introducing customer orders and placement of individuals and entities into managed accounts or funds.

Commissions, placement fees and related expenses are recorded on a trade-date basis.

Income taxes: The Company operates as a single member limited liability company and is considered or disregarded as an entity for United States income tax reporting purposes. Consequently, the Member recognizes profits and losses of the Company and any related tax liability thereon, on its individual income tax return.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2016. The current year and prior year (inception) remains subject to examination by the U.S. Federal and most state tax authority.

Note 2. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 3. Related Party

In May of 2015, the Company entered into an agreement with Thales Trading Solutions LLC (the Affiliate), an entity affiliated through common ownership, to provide certain management and office services to the Company for a fee.

As of December 31, 2016, approximately $9,836 amount of fee pursuant to the sharing agreement is included as a liability under accounts payable and accrued expenses on the statement of financial condition.

Note 4. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. Further, the SEA requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $62,251 which was $17,251 in excess of its required net capital of $45,000. At December 31, 2016, the Company's net capital ratio was 2.45 to 1.

Note 5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On January 12, 2017, the Company was notified by its clearing broker that the clearing broker had overcharged custodian accounts that were introduced by the Company, resulting in overpayment of earned commissions to the Company of approximately $143,000. As a result, the Company made an adjustment that initially resulted in its adjusted net capital to fall below the minimum net capital requirement of $45,000 at December 31, 2016. However, on February 16, 2017, the clearing broker waived reimbursement of approximately $26,000 of $143,000, resulting in the Company being above the minimum net capital requirement. Accounts Payable and accrued expenses at December 31, 2016 included approximately $117,000 due to the clearing broker from these results.

On January 13, 2017, the Member contributed $125,000.